UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report
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LEVI STRAUSS & CO.
(Exact name of registrant as specified in its charter)

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DELAWARE	001-06631	94-0905160
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
1155 BATTERY STREET
SAN FRANCISCO, CALIFORNIA 94111
(Address of principal executive offices, including zip code)

Seth Jaffe, Executive Vice President and General Counsel (415) 501-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
This Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (see Exhibit 1.01 to this Form SD) will be posted to our publicly available Internet site at https://investors.levistrauss.com/financials/sec-filings/ upon the filing of this Form SD.

Item 1.02	Exhibit
The Conflict Minerals Report for the calendar year ended December 31, 2021 is filed hereto as Exhibit 1.01.
Section 2 - Exhibits Item

Item 2.01	Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LEVI STRAUSS & CO.
(Registrant)

By:	/s/ LISA W. STIRLING	May 31, 2022
Name:	Lisa W. Stirling	(Date)
Title:	Vice President and Global Controller
(Principal Accounting Officer and Duly Authorized Officer)